NO ACT

PE
11-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013779

December 8, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-8-10

Re: AmerisourceBergen Corporation
Incoming letter dated November 16, 2010

Dear Mr. Chevedden:

This is in response to your letter dated November 16, 2010 concerning the shareholder proposal submitted to AmerisourceBergen by Kenneth Steiner. On November 15, 2010, we issued our response expressing our informal view that AmerisourceBergen could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: John G. Chou
Senior Vice President,
General Counsel & Secretary
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Kenneth Steiner's Rule 14a-8 Proposal
AmerisourceBergen Corporation (ABC)
Declassification Topic

Ladies and Gentlemen:

This responds to the October 25, 2010 request (and Nov. 12, 2010 supplement) to block this rule 14a-8 proposal.

The rule 14a-8 proposal calls for a complete phase-in of a declassified board within one-year. The company plans to take 3-years.

If the company took more than one-year to phase in this proposal it could add unproductive conflict among the directors for a 3-year period. Directors with 3-year terms could be more casual in their deliberations because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure.

It could work out to the detriment of the company that the company's most qualified directors would have one year-terms first and that the company's least qualified directors would have one-years terms last.

It is not fair to shareholders that, in order to attain the benefits of a declassified board, they would have to suffer through a potential increase in friction and confusion among the directors for 3-years. The company has no support for its opinion about the potential increased friction and confusion among directors and the potential for the least qualified directors to wield more influence than the most qualified directors. Imagine what it would be like if the U.S House of Representatives took 3 election cycles to transition to a longer or shorter term of office.

Proposals for a one-year declassification and three-year declassification are easily distinguishable. And with the decrease in retail voting, shareholders, if any, who could potentially be confused are probably not planning to vote anyway.

The company appears to claim that its plan is to reduce shareholder confusion by increasing director confusion and friction.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Kathy Gaddes <KGaddes@amerisourcebergen.com>